CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
Q3 2006 PERFORMANCE
Singapore, November 13, 2006 - China Yuchai International Limited (“CYI”) today announced a net income of Rmb41.5 million (US$5.2 million) for the quarter ended September 30, 2006 as compared to a net income of Rmb31.6 million (US$3.8 million) for the same period in 2005.
Net sales of Rmb1,401.3 million (US$177.2 million) for the quarter ended September 30, 2006 achieved by Guangxi Yuchai Machinery Company Limited (“Yuchai”), the key operating subsidiary of CYI, represent an increase of 30% compared to Rmb1,074.3 million (US$130.4 million) for the same period last year. Total unit sales of 56,154 diesel engines for the quarter ended September 30, 2006 were 28% higher than the 43,773 units sold for the same period last year. This increase in net sales was primarily attributable to higher demand for light-duty and industrial diesel engines.
Net sales of Rmb5,030.8 million (US$636.1 million) for the nine months ended September 30, 2006 represent an increase of approximately 10% compared to Rmb4,589.7 million (US$557.3 million) for the same period last year. Total unit sales of 213,297 diesel engines for the nine months ended September 30, 2006 was approximately 17% higher than the 182,287 unit sales for the same period last year. This was mainly due to the strong unit sales arising from Yuchai’s 4-series light-duty diesel and industrial engines.
The overall gross margin of 20.2% for the nine months ended September 30, 2006 was lower than the 24.1% gross margin for the same period in 2005, due to keen competition, product sales mix and higher raw material costs. Yuchai sold 45% more of the lower margin light-duty diesel engines in the first nine months of 2006 compared to the same period in 2005.
The increase in research and development costs is mainly due to higher expenditure relating to Yuchai’s engine development on Euro III and IV compliant engines.
For the nine months ended September 30, 2006, selling, general and administrative expenses were comparable to the same period in 2005.

CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
As at September 30, 2006, when compared to December 31, 2005, trade account receivables have increased as a result of higher sales volume and normal seasonality factors. Bank borrowings have increased mainly due to increased capital expenditure payments, higher working capital requirements and additional strategic investments in Thakral Corporation Ltd (“TCL”) and HLG Enterprise Limited (previously known as LKN-Primefield Limited) (“HLGE”).
Basic and diluted net income per share for the nine months ended September 30, 2006 was Rmb4.62 (US$0.58) compared to Rmb8.05 (US$0.98) for the same period in 2005.
Mr Philip Ting, Director and CFO commented that “the demand of new trucks and buses in China grew by 12% for the nine months ended September 30, 2006. This increase was accounted for mainly from higher sales of buses. Yuchai diesel engine sales for the third quarter 2006 were still mainly in the lower margin 4-series light-duty engines and industrial engines. Again, this is due to price affordability by Yuchai customers.”
Mr Ting added that “according to estimates from the China National Development & Reform Commission, China’s economy grew by 10.4% compared to 11.3% in the second quarter of 2006. China’s economy grew at a slower pace in the third quarter as the Chinese government’s austerity measures, to rein in excessive investments, started to take effect.”
On July 4, 2006, following a rights issue undertaken by HLGE, Grace Star Services Ltd. (a wholly-owned subsidiary of CYI) and its wholly-owned subsidiary, Venture Lewis Limited (“VLL”), were allotted 196,201,374 non-redeemable convertible cumulative preference shares in the capital of HLGE and 130,800,917 zero coupon unsecured non-convertible bonds due 2009 in HLGE, for an aggregate consideration of approximately S$134.7 million. The consideration was satisfied, in part, by offsetting against the money from the full redemption, by HLGE, of approximately S$129.4 million in principal amount of the outstanding secured non-convertible bonds held by VLL and the balance by cash.
CYI’s share of equity gains in affiliates relating to investments in TCL and HLGE amounted to Rmb10.8 million (US$1.4 million) for quarter ended September 30, 2006 compared with a loss of Rmb2.8 million (US$0.3 million) for the same period in 2005. These affiliates are exploring opportunities to expand and diversify their businesses.
General Information
CYI’s key operating subsidiary, Yuchai, has a strong brand name in China, with an extensive sales and marketing network. Yuchai’s products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO
Note 1: The Company’s functional and reporting currency is Renminbi; the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.9087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2006 or at any other date.
Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended September 30, 2006
(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter ended September 30,			For nine months ended September 30,

	2005	2006	2006	2005	2006	2006
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	US$’000
Net sales	1,074,349	1,401,323	177,187	4,589,674	5,030,796	636,109
Cost of goods sold	819,363	1,095,790	138,555	3,482,793	4,013,174	507,438

Gross profit	254,986	305,533	38,632	1,106,881	1,017,622	128,671
Research and development cost	20,381	41,490	5,246	84,952	119,413	15,099
Selling, general and administrative expenses	164,883	158,559	20,049	543,304	548,080	69,301

Operating income	69,722	105,484	13,337	478,625	350,129	44,271
Finance cost	20,228	29,087	3,678	45,696	82,233	10,398
Other net income	(7,602)	(6,744)	(853)	(22,645)	(28,205)	(3,566)
Share of equity in loss/(income) of affiliates	2,827	(10,808)	(1,367)	523	(3,235)	(409)

Income before income taxes and minority interests	54,269	93,949	11,879	455,051	299,336	37,848
Income tax expense	15,229	35,133	4,442	77,336	67,940	8,590

Income before minority interests	39,040	58,816	7,437	377,715	231,396	29,258

Minority interests in income of consolidated subsidiaries	7,433	17,350	2,194	86,558	59,136	7,477

Net income	31,607	41,466	5,243	291,157	172,260	21,781

Net income per common share	Rmb	Rmb	US$	Rmb	Rmb	US$
Basic and diluted	0.85	1.11	0.14	8.05	4.62	0.58

Weighted average number of shares outstanding	37,267,673	37,267,673	37,267,673	36,166,146	37,267,673	37,267,673

Note:	The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 7.9087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2006 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Balance Sheet Items
(Rmb and US$ amounts expressed in thousands)

	As of	As of
	December 31, 2005	September 30, 2006
	(Audited)	(Unaudited)

	RMB	RMB	US$
Cash Balances	736,195	520,062	65,758
Trade Accounts Receivable, Net	1,146,227	1,889,415	238,903
Inventories, Net	1,636,283	1,673,867	211,649
Investment in Affiliated Companies	185,619	416,774	52,698
Net Current Assets	959,401	635,343	80,335
Total Assets	6,613,785	8,144,648	1,029,834
Trade Accounts Payable	1,642,980	2,224,195	281,234
Short-Term and Long-Term Borrowings	962,835	1,676,592	211,993
Shareholders’ equity and accumulated other comprehensive income	2,667,041	2,830,792	357,934

Note:	The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 7.9087 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2006 or at any other date.